Exhibit 99.1

DarkPulse, Inc. Provides Letter to Shareholders from CEO

HOUSTON, Texas, October 3, 2023, DarkPulse, Inc. (OTC: DPLS) (“DarkPulse”, “DPLS", or "the Company") today issued a letter to shareholders from CEO Dennis O’Leary.

A Letter to Shareholders from the Founder & CEO of DarkPulse, Inc.

Dear fellow shareholders,

As we enter the fourth quarter and ultimately into a new year and first quarter of 2024, I find myself optimistic about what lies ahead for DarkPulse. Despite 2023 being one of the harder macroeconomic years in recent history, and with some of our own operating challenges, we find ourselves positioned on a positive growth trajectory.

While there were challenges this year, all companies operating in large, global markets often find conditions highly dynamic. However, these environments offer many benefits by design while simultaneously can also lead to rapidly changing market conditions in which many companies find themselves facing headwinds.

Over the last several months, we took a hard look across the company, business by business, and asked ourselves about each entity’s initiative’s, long-term potential to drive revenues, and return on investment. In some cases, it led to us shuttering certain businesses. Optilan while beginning a turn in the right direction, continued to struggle due to legacy debts related to the COVID 19 and operational inefficiencies. We decided it was in the best interests of shareholders to allow the company to enter the insolvency process. While we have deconsolidated the assets of Optilan, DarkPulse retained the wealth of knowledge and industry contacts it required to continue its growth plan. DarkPulse has retained two of the most “assets” of Optilan, the first is Optilan’s customers. Optilan had built strong relationships with its customers over the many years of operating and we feel we are positioned to continue those relationships. The second “asset” is Optilan’s engineering and system installation knowledge, which DarkPulse required in order to successfully sell and install our own product and services. In addition, we are working to acquire certain assets of Optilan we feel serve our business plans for the future.

We will continue focus on company growth and increasing shareholder equity with an emphasis on long-term profitability and cash management. We chose to prioritize growth over profits because we believed that scaling into a dominant market position is essential to achieving the full potential of our business plans. We continue to look globally and have established a UK-based subsidiary named DarkPulse Ltd. We have also begun the process of incorporating subsidiaries in India, Oman and Turkey as part of our plan to shift away from near-term acquisitions and focus on organic growth of the Company. We will continue to build our global expansion into key markets well into 2024 as we focus on full scale manufacturing of our sensor hardware and building market share into critical infrastructure markets.

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Updates Through Q3

During 2023 we have accomplished the following milestones:

•	We signed a Master Services Agreement (MSA) with Sanmina Corp (NASDAQ:SANM) for the manufacture and global delivery logistics of our patented hardware as well as the creation of software for the system’s user interface. We anticipate the issuance of a purchase order to Sanmina for the manufacturing of 200 Brillouin Optical Time-Domain Analyser (“BOTDA”) Units in Q4.

•	Deconsolidation of Optilan UK Ltd completed.

•	We have successfully registered the entity “DarkPulse Ltd” in the UK and we anticipate full operations to begin in Q4. All future DarkPulse global subsidiaries are slated to be operated under DarkPulse Ltd (UK).

•	We are in process of registering additional DarkPulse entities in India, Oman, and Turkey

•	We have begun interviewing individuals for key positions based in the UK including Chief Global Operations Officer, Chief Technology Offer, and Chief Commercial Officer.

•	We have been invited by the German government to establish a presence in the country and we are interested in areas near Hanover. The German Economic Development team has offered financial support and assisting us with establishing an operations facility.

•	We appointed Craig Atkin to our Board of Directors

•	We have created a digital twin of the Honcut Bridge in Marysville, CA and created a (“VR”) capable user interface utilizing a game engine offering customers a full AR/VR experience of their infrastructure, such as bridges, roadways, buildings, with future integration into supervisory control and data acquisition systems as an added value.

•	We have made advancements related to EV Dynamic Vehicle Charging offerings and we anticipate launching “Smart Road” product/services in late Q4/ early Q1 2024.

•	We are building a Channel Partner program whereby companies will be trained and certified for the installation of our BOTDA systems. Our distributor will assist these companies with the sale of our patented hardware and establish a sales support team for these companies while also allowing for direct purchase our systems to certified partners.

•	We, through our subsidiary, Neurologistics, filed a provisional patent related to the use of fiber optics as a power source for Brain Machine Interface (“BMI”) devices.

•	We are in the final development stages of an implantable laser-based infraclavicular battery for BMI. We are also investigating the feasibility for this device to power pacemakers.

•	We are in the process of signing an agreement with a major national institute for the manufacturing designs of our BMI hardware.

•	We are currently pursuing licensing of new intellectual property we have deemed complementary to our BOTDA technology including the addition of plasma laser technologies that create additional sensing capabilities and new applications for our BOTDA sensor systems.

•	We continue working toward additional system interrogator “black box” designs with integrated components, including PC capabilities, that will eliminate the need for our customers to purchase hardware from our competitors while offering a more complete and robust system application for use within the aerospace industry.

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Company Strategy on Technology

We will continue to push the limits on our technology products and services with “first to market” offerings such our very high resolution BOTDA systems with fully integrated VR capable graphical user interface (“GUI”) as a key component to implementation of our structural health monitoring systems as the world moves towards smart cities. This is in line with our future desire to be a major player in both structural health monitoring and Big Data as a service (BdaaS) markets.

We continue to believe we have a window of opportunity as the competitive landscape continues to evolve at a rapid pace. Many large players continue to move towards green energy, smart cities and an AR/VR industrial metaverse and we are devoting substantial resources toward becoming a global leader in the space. Our goal is to remain nimble by moving quickly to solidify and extend our current market position while we evaluate and execute opportunities in related areas. We see substantial revenue opportunity in these larger markets we are targeting and are concentrating on building our capabilities and market presence with an eye toward long term revenues.

To maintain a level of competitiveness we have expanded our Scope of Work with Sanmina to build the software required for our GUI. The Sanmina a team has successfully built our system’s functionality software allowing our hardware to function efficiently. We’ve now called upon Sanmina to complete our customer GUI capability allowing utilization anywhere in the world on any device in near real-time. The design also includes cloud-based data storage which will enable customers to view their systems and receive critical alerts while also viewing historical data offering a full view of their systems over longer time periods which will offer a more comprehensive view of their systems health.

Pursuing an Up list to a Senior Exchange

We have signed a Business Combination Agreement (“BCA”) with a special purpose acquisition company, “Global System Dynamics, Inc.” (NASDAQ: GSD) who has reserved Stock Symbol “DARK” to facilitate and up list onto NASDAQ. We are currently discussing opportunities with banking groups to assist with the initial listing requirements of the exchange. Additionally, subject to the approval of any banking partners associated with any up list, as part of any up list we may create a rights offering whereby existing shareholders would be eligible to purchase shares of the Company at discount.

We believe the OTC Markets platform is not conducive to the successful execution of our business plan including the necessity to meet certain capital requirements for successful tender (bid) opportunities. These opportunities are ranked on a point system with a major portion of scoring linked to the financial capacity of the company. We believe, as an OTC “penny stock,” we are disadvantaged in the bidding process due to the often very large contract values associated with our industry focus on critical infrastructure monitoring.

Dynamic EV Charging with Integrated Smart Road Technology

We continue our relationship with Utah State University as a partner of The National Science Foundation “ASPIRE” Program created to further the implementation of Dynamic Electric Vehicle (in road) Charging. As part of our desire to be a leader in advanced technologies, we are in negotiations for the licensing of certain intellectual property related to in-road charging capabilities for wireless dynamic EV charging. We believe the integration of our sensor systems and dynamic vehicle charging will offer an advancing industry the necessary capabilities to support the growth of EV vehicle adoption, reduction is size and cost of EV batteries, reduction in environmental impact, driver anxiety related to EV driving ranges, relieve pressure on inadequate electrification infrastructure as more EV’s hit the road. As part of this initiative, we are in process of joining several EV dynamic charging deployments in the United States. We anticipate closing the agreements before the end of Q4 and will announce details shortly.

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Update on Honcut Bridge

We have completed our installation into the Honcut Bridge located in West Sacramento, California. We have collected structural data of the bridge’s infrastructure and shared a portion of the data collected with the use of a remote power generator while on site. Utilizing this data we performed a remote demonstration of the User Interface (UI) with certain members of the California Department of Transportation (“CALTRANS”) team. The operations of the bridge have been transferred to the maintenance department which brought a new team from CALTRNAS to the project. While we have shared what we believe to be a fair portion of the data collected, we are currently negotiating the parameters necessary for us to release the balance of data including reconfirmation that we maintain ownership of the data and certain data tables and methodologies deployed that we deem proprietary. We are working through safeguards to ensure this proprietary information will not be publicly released by the State of California. Additionally, the project requires CALTRANS to provide and secure a power cabinet in the vicinity of the bridge so the system hardware can be permanently installed on location in order to operate as designed. We have reserved the hardware for the project and await confirmation that the cabinet is ready to accept the hardware. We will update as we move towards an agreement.

In Closing

Optics & BMI

I understand our technological focus on BMI and artificial intelligence (“AI”) may seem disconnected. This is related to a shorter-term perspective whereas a more comprehensive view of the larger plan with respect to the design and implementation of our systems utilizing AI and having the capability for future integration with BMI.

In early 2009, I was introduced to the science of global system dynamics – which is essentially implementation of multiple systems into one larger system or a “system of everything.” I began futurizing on binding multiple systems including integration of humans into infrastructure/ smart cities utilizing BMI and distributed fiber optic sensors. For “smart” cities to in fact be smart most if not all elements of a city need to be part of the network fabric including its citizens. Currently this is achieved through smart devices such as cellular phones, however, this connection has multiple limiting factors and ultimately must utilize other methods such as BMI as this technology becomes more widely adopted.

Further to this effort we have validated the connection between fiber optics and BMI through our recent provisional patent filing for an infraclavicular laser-based power source for BMI devices. In fact, current BMI technologies utilize eternal power sources giving the technology limited viability within research environments. An internal power source is required to fully implement the benefits of BMI in real world scenarios.

Utilizing A.I. in DFOS

The use of AI by organizations to improve systems and operations within competitive landscapes has taken hold across the globe. We have utilized various technological innovations from inception, most notably our patented dark-pulsing technique, but we have also used the power of machine learning for data handling and recently the power of AI as we continue to build our interactive user interface. I can’t help but imagine a sewing together of all technological capabilities we have created as part of the future humanity. Thank you for allowing me to futurize.

As always, I thank all of our shareholders for your continuing support as we build the company with an eye towards becoming the world’s leading infrastructure technology company.

Sincerely,

Dennis M O’Leary

Founder, Chairman, CEO, Entrepreneur

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About DarkPulse, Inc.

DarkPulse, Inc. uses advanced laser-based monitoring systems to provide rapid and accurate monitoring of temperatures, strains, and stresses. The Company’s technology excels when applied to live, dynamic critical infrastructure and structural monitoring, including pipeline monitoring, perimeter and structural surveillance, aircraft structural components and mining safety. The Company's fiber-based monitoring systems can assist markets that are not currently served, and its unique technology covers extended areas and any event that is translated into the detection of a change in strain or temperature. In addition to the Company’s ongoing efforts with respect to the marketing and sales of its technology products and services to its customers, the Company also continues to explore potential strategic alliances through joint venture and licensing opportunities to further expand its global market position. For more information, visit www.DarkPulse.com

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the "safe harbor" created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect," "may," "should," "could," "seek," "intend," "plan," "goal," "estimate," "anticipate" or other comparable terms. All statements other than statements of historical facts included in this news release regarding our strategies, prospects, financial condition, operations, costs, plans, and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our prior filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether because of new information, future developments or otherwise.

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